UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 34)

Genomic Health, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

37244C101

(CUSIP Number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

November 9, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 Pages

CUSIP No. 37244C101	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,180,611 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,180,611 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,180,611 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Includes 82,765 shares of the common stock of Genomic Health, Inc. (the “Issuer”) underlying options directly held by Julian C. Baker, 66,265 shares of the Issuer’s common stock underlying options directly held by Felix J. Baker, 32,257 shares of the Issuer’s common stock directly held by Julian C. Baker and 8,162 shares of the Issuer’s common stock directly held by Felix J. Baker.
(2)	Based on 36,123,297 shares of the Issuer’s common stock outstanding as of October 31, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 8, 2018.

Page 2 of 15 Pages

CUSIP No. 37244C101	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,180,611 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,180,611 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,180,611 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)	Includes 82,765 shares of the common stock of the Issuer underlying options directly held by Julian C. Baker, 66,265 shares of the Issuer’s common stock underlying options directly held by Felix J. Baker, 32,257 shares of the Issuer’s common stock directly held by Julian C. Baker and 8,162 shares of the Issuer’s common stock directly held by Felix J. Baker.

(2)	Based on 36,123,297 shares of the Issuer’s common stock outstanding as of October 31, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2018.

Page 3 of 15 Pages

CUSIP No. 37244C101	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,354,508 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,354,508 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,354,508 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.8% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 82,765 shares of the common stock of the Issuer underlying options directly held by Julian C. Baker, 66,265 shares of the Issuer’s common stock underlying options directly held by Felix J. Baker, 32,257 shares of the Issuer’s common stock directly held by Julian C. Baker and 8,162 shares of the Issuer’s common stock directly held by Felix J. Baker.
(2)	Based on 36,123,297 shares of the Issuer’s common stock outstanding as of October 31, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2018.

Page 4 of 15 Pages

CUSIP No. 37244C101	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,354,508 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,354,508 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,354,508 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.8% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 82,765 shares of the common stock of the Issuer underlying options directly held by Julian C. Baker, 66,265 shares of the Issuer’s common stock underlying options directly held by Felix J. Baker, 32,257 shares of the Issuer’s common stock directly held by Julian C. Baker and 8,162 shares of the Issuer’s common stock directly held by Felix J. Baker.
(2)	Based on 36,123,297 shares of the Issuer’s common stock outstanding as of October 31, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2018.

Page 5 of 15 Pages

CUSIP No. 37244C101	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS FBB Associates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 173,897
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 173,897
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,897
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 36,123,297 shares of the Issuer’s common stock outstanding as of October 31, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2018.

Page 6 of 15 Pages

Amendment No. 34 to Schedule 13D

This Amendment No. 34 to Schedule 13D amends and supplements the statements on the previously filed Schedule 13D, as amended, filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker, Felix J. Baker, and FBB Associates (“FBB”) collectively, (the “Reporting Persons”). Except as supplemented herein, such statements, as hereto amended and supplemented, remain in full force and effect. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”), 14159, L.P. (“14159”), 667, L.P. (“667”), Baker Bros. Investments, L.P. (“Baker Bros. Investments”), Baker Bros. Investments II, L.P. (“Baker Bros. Investments II”), and Baker/Tisch Investments, L.P. (“Baker Tisch”, and together with Life Sciences, 14159, 667, Baker Bros. Investments and Baker Bros. Investments II, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 below is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

This Amendment No. 34 is being filed to report the sale of shares of the common stock of Genomic Health, Inc. (the “Issuer”) reported in Item 5(c) that resulted in a more than 1 percent change in beneficial ownership. The disclosure regarding the sales in Item 5(c) below is incorporated herein by reference.

On October 1, 2018, Felix J. Baker and Julian C. Baker each received 142 shares of restricted stock of the Issuer (“Restricted Stock”) pursuant to the Issuer's 2005 Stock Incentive Plan in lieu of $10,000 in director retainer fees, respectively. The shares of Restricted Stock are fully vested.

The policy of the Funds and the Adviser does not permit full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in the Restricted Stock. Other than through their control of the Adviser, Felix J. Baker and Julian C. Baker have neither voting nor dispositive power and have no direct pecuniary interest in the Restricted Stock.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may dispose of additional securities of the Issuer or purchase securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of common stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of shares of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Page 7 of 15 Pages

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may make suggestions to the management of the Issuer regarding financing, and may acquire additional securities of the Issuer, including shares of common stock (by means of open market purchases, privately negotiated purchases, exercise of some or all of the Stock Options (as defined below), or otherwise) or may dispose of some or all of the securities of the Issuer, including shares of common stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 34 are incorporated herein by reference. Set forth below is the aggregate number of shares of common stock of the Issuer directly held by each of the Funds and the percentage of the Issuer’s outstanding shares of common stock such holdings represent. The information set forth below is based upon 36,123,297 shares of common stock outstanding as of October 31, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2018. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Name	Number of Shares	Percentage of Class Outstanding
Baker Bros. Investments, L.P.	164,289	0.5%
Baker Bros. Investments II, L.P.	12,507	0.0%
667, L.P.	1,643,412	4.5%
Baker Brothers Life Sciences, L.P.	10,704,237	29.6%
14159, L.P.	283,281	0.8%
Baker/Tisch Investments, L.P.	183,436	0.5%

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker are also the sole partners of FBB, a general partnership, and as such may be deemed to be beneficial owners of shares of common stock directly held by FBB and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those shares.

The Reporting Persons disclaim beneficial ownership of the securities directly held by each of the Funds, and this Amendment No. 34 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose.

Julian C. Baker and Felix J. Baker are Directors of the Issuer. Julian C. Baker serves as the Chair of the Nominating and Corporate Governance Committee and Felix J. Baker serves as the Chair of the Compensation Committee and serves on the Science & Technology Committee of the Issuer’s Board.

Page 8 of 15 Pages

Felix J. Baker and Julian C. Baker serve on the Issuer’s Board as representatives of the Funds. Due to the agreements and policies of the Funds, Felix J. Baker and Julian C. Baker do not have any right to receive any profits from any securities received as compensation for serving as Directors of the Issuer and therefore have no pecuniary interest in the common stock, shares of Restricted Stock received in lieu of director retainer fees or options to purchase common stock of the Issuer (“Stock Options”) received by Felix J. Baker or Julian C. Baker as director compensation. The Funds are entitled to the pecuniary interest in such common stock, Restricted Stock and Stock Options as each holds an indirect pecuniary interest. Felix J. Baker and Julian C. Baker, solely as a result of their ownership interest in the general partners of the general partners of the Funds, may be deemed to have an indirect pecuniary interest in such common stock, Restricted Stock and Stock Options (i.e. no direct pecuniary interest).

The Adviser has voting and investment power over the common stock, Restricted Stock and Stock Options held by Julian C. Baker and Felix J. Baker received as director compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such common stock, Restricted Stock and Stock Options held by Julian C. Baker and Felix J. Baker received as director compensation.

(c) The following transactions in the common stock of the Issuer were effected by the Funds noted below during the sixty days preceding the filing of this statement. Except as disclosed herein none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

Page 9 of 15 Pages

Name	Date	Number of Shares	Transaction	Price/Share	Footnotes
Baker/Tisch Investments, L.P.	11/8/2018	271	Sale	83.9448	1
Baker Bros. Investments II, L.P.	11/8/2018	18	Sale	83.9448	1
Baker Bros. Investments, L.P.	11/8/2018	242	Sale	83.9448	1
14159, L.P.	11/8/2018	418	Sale	83.9448	1
667, L.P.	11/8/2018	2,425	Sale	83.9448	1
Baker Brothers Life Sciences, L.P.	11/8/2018	15,798	Sale	83.9448	1
Baker/Tisch Investments, L.P.	11/8/2018	74	Sale	88.3754	2
Baker Bros. Investments II, L.P.	11/8/2018	5	Sale	88.3754	2
Baker Bros. Investments, L.P.	11/8/2018	66	Sale	88.3754	2
14159, L.P.	11/8/2018	114	Sale	88.3754	2
667, L.P.	11/8/2018	661	Sale	88.3754	2
Baker Brothers Life Sciences, L.P.	11/8/2018	4,306	Sale	88.3754	2
Baker/Tisch Investments, L.P.	11/8/2018	63	Sale	87.3001	3
Baker Bros. Investments II, L.P.	11/8/2018	4	Sale	87.3001	3
Baker Bros. Investments, L.P.	11/8/2018	56	Sale	87.3001	3
14159, L.P.	11/8/2018	97	Sale	87.3001	3
667, L.P.	11/8/2018	562	Sale	87.3001	3
Baker Brothers Life Sciences, L.P.	11/8/2018	3,663	Sale	87.3001	3
Baker/Tisch Investments, L.P.	11/8/2018	620	Sale	85.7790	4
Baker Bros. Investments II, L.P.	11/8/2018	42	Sale	85.7790	4
Baker Bros. Investments, L.P.	11/8/2018	555	Sale	85.7790	4
14159, L.P.	11/8/2018	957	Sale	85.7790	4
667, L.P.	11/8/2018	5,554	Sale	85.7790	4
Baker Brothers Life Sciences, L.P.	11/8/2018	36,174	Sale	85.7790	4
Baker/Tisch Investments, L.P.	11/8/2018	522	Sale	85.1471	5
Baker Bros. Investments II, L.P.	11/8/2018	37	Sale	85.1471	5
Baker Bros. Investments, L.P.	11/8/2018	470	Sale	85.1471	5
14159, L.P.	11/8/2018	809	Sale	85.1471	5
667, L.P.	11/8/2018	4,692	Sale	85.1471	5
Baker Brothers Life Sciences, L.P.	11/8/2018	30,555	Sale	85.1471	5
Baker/Tisch Investments, L.P.	11/8/2018	367	Sale	89.3386	6
Baker Bros. Investments II, L.P.	11/8/2018	25	Sale	89.3386	6
Baker Bros. Investments, L.P.	11/8/2018	329	Sale	89.3386	6
14159, L.P.	11/8/2018	567	Sale	89.3386	6
667, L.P.	11/8/2018	3,289	Sale	89.3386	6
Baker Brothers Life Sciences, L.P.	11/8/2018	21,423	Sale	89.3386	6
Baker/Tisch Investments, L.P.	11/8/2018	159	Sale	84.8426	7
Baker Bros. Investments II, L.P.	11/8/2018	11	Sale	84.8426	7
Baker Bros. Investments, L.P.	11/8/2018	143	Sale	84.8426	7
14159, L.P.	11/8/2018	246	Sale	84.8426	7
667, L.P.	11/8/2018	1,428	Sale	84.8426	7
Baker Brothers Life Sciences, L.P.	11/8/2018	9,301	Sale	84.8426	7
Baker/Tisch Investments, L.P.	11/8/2018	27	Sale	83.8508	8
Baker Bros. Investments II, L.P.	11/8/2018	2	Sale	83.8508	8
Baker Bros. Investments, L.P.	11/8/2018	24	Sale	83.8508	8
14159, L.P.	11/8/2018	42	Sale	83.8508	8
667, L.P.	11/8/2018	240	Sale	83.8508	8
Baker Brothers Life Sciences, L.P.	11/8/2018	1,565	Sale	83.8508	8

Page 10 of 15 Pages

Name	Date	Number of Shares	Transaction	Price/Share	Footnotes
Baker/Tisch Investments, L.P.	11/9/2018	71	Sale	82.0000
Baker Bros. Investments II, L.P.	11/9/2018	5	Sale	82.0000
Baker Bros. Investments, L.P.	11/9/2018	63	Sale	82.0000
14159, L.P.	11/9/2018	109	Sale	82.0000
667, L.P.	11/9/2018	633	Sale	82.0000
Baker Brothers Life Sciences, L.P.	11/9/2018	4,120	Sale	82.0000
Baker/Tisch Investments, L.P.	11/9/2018	302	Sale	85.8746	9
Baker Bros. Investments II, L.P.	11/9/2018	21	Sale	85.8746	9
Baker Bros. Investments, L.P.	11/9/2018	270	Sale	85.8746	9
14159, L.P.	11/9/2018	466	Sale	85.8746	9
667, L.P.	11/9/2018	2,702	Sale	85.8746	9
Baker Brothers Life Sciences, L.P.	11/9/2018	17,602	Sale	85.8746	9
Baker/Tisch Investments, L.P.	11/9/2018	1,078	Sale	83.1985	10
Baker Bros. Investments II, L.P.	11/9/2018	74	Sale	83.1985	10
Baker Bros. Investments, L.P.	11/9/2018	966	Sale	83.1985	10
14159, L.P.	11/9/2018	1,665	Sale	83.1985	10
667, L.P.	11/9/2018	9,661	Sale	83.1985	10
Baker Brothers Life Sciences, L.P.	11/9/2018	62,929	Sale	83.1985	10
Baker/Tisch Investments, L.P.	11/9/2018	71	Sale	83.9025	11
Baker Bros. Investments II, L.P.	11/9/2018	5	Sale	83.9025	11
Baker Bros. Investments, L.P.	11/9/2018	63	Sale	83.9025	11
14159, L.P.	11/9/2018	109	Sale	83.9025	11
667, L.P.	11/9/2018	633	Sale	83.9025	11
Baker Brothers Life Sciences, L.P.	11/9/2018	4,120	Sale	83.9025	11
Baker/Tisch Investments, L.P.	11/9/2018	140	Sale	82.5452	12
Baker Bros. Investments II, L.P.	11/9/2018	9	Sale	82.5452	12
Baker Bros. Investments, L.P.	11/9/2018	125	Sale	82.5452	12
14159, L.P.	11/9/2018	216	Sale	82.5452	12
667, L.P.	11/9/2018	1,252	Sale	82.5452	12
Baker Brothers Life Sciences, L.P.	11/9/2018	8,157	Sale	82.5452	12
Baker/Tisch Investments, L.P.	11/9/2018	1,919	Sale	82.0554	13
Baker Bros. Investments II, L.P.	11/9/2018	129	Sale	82.0554	13
Baker Bros. Investments, L.P.	11/9/2018	1,720	Sale	82.0554	13
14159, L.P.	11/9/2018	2,964	Sale	82.0554	13
667, L.P.	11/9/2018	17,198	Sale	82.0554	13
Baker Brothers Life Sciences, L.P.	11/9/2018	112,010	Sale	82.0554	13
Baker/Tisch Investments, L.P.	11/9/2018	332	Sale	85.1085	14
Baker Bros. Investments II, L.P.	11/9/2018	23	Sale	85.1085	14
Baker Bros. Investments, L.P.	11/9/2018	297	Sale	85.1085	14
14159, L.P.	11/9/2018	513	Sale	85.1085	14
667, L.P.	11/9/2018	2,973	Sale	85.1085	14
Baker Brothers Life Sciences, L.P.	11/9/2018	19,367	Sale	85.1085	14
Baker/Tisch Investments, L.P.	11/12/2018	204	Sale	80.3832	15
Baker Bros. Investments II, L.P.	11/12/2018	14	Sale	80.3832	15
Baker Bros. Investments, L.P.	11/12/2018	182	Sale	80.3832	15
14159, L.P.	11/12/2018	314	Sale	80.3832	15
667, L.P.	11/12/2018	1,824	Sale	80.3832	15
Baker Brothers Life Sciences, L.P.	11/12/2018	11,877	Sale	80.3832	15

Page 11 of 15 Pages

Name	Date	Number of Shares	Transaction	Price/Share	Footnotes
Baker/Tisch Investments, L.P.	11/12/2018	129	Sale	80.5088	16
Baker Bros. Investments II, L.P.	11/12/2018	9	Sale	80.5088	16
Baker Bros. Investments, L.P.	11/12/2018	116	Sale	80.5088	16
14159, L.P.	11/12/2018	199	Sale	80.5088	16
667, L.P.	11/12/2018	1,156	Sale	80.5088	16
Baker Brothers Life Sciences, L.P.	11/12/2018	7,533	Sale	80.5088	16
Baker/Tisch Investments, L.P.	11/12/2018	796	Sale	81.1617	17
Baker Bros. Investments II, L.P.	11/12/2018	54	Sale	81.1617	17
Baker Bros. Investments, L.P.	11/12/2018	714	Sale	81.1617	17
14159, L.P.	11/12/2018	1,231	Sale	81.1617	17
667, L.P.	11/12/2018	7,140	Sale	81.1617	17
Baker Brothers Life Sciences, L.P.	11/12/2018	46,511	Sale	81.1617	17
Baker/Tisch Investments, L.P.	11/13/2018	257	Sale	81.2600	18
Baker Bros. Investments II, L.P.	11/13/2018	18	Sale	81.2600	18
Baker Bros. Investments, L.P.	11/13/2018	230	Sale	81.2600	18
14159, L.P.	11/13/2018	397	Sale	81.2600	18
667, L.P.	11/13/2018	2,305	Sale	81.2600	18
Baker Brothers Life Sciences, L.P.	11/13/2018	15,014	Sale	81.2600	18
Baker/Tisch Investments, L.P.	11/13/2018	1,702	Sale	78.0865	19
Baker Bros. Investments II, L.P.	11/13/2018	115	Sale	78.0865	19
Baker Bros. Investments, L.P.	11/13/2018	1,524	Sale	78.0865	19
14159, L.P.	11/13/2018	2,628	Sale	78.0865	19
667, L.P.	11/13/2018	15,242	Sale	78.0865	19
Baker Brothers Life Sciences, L.P.	11/13/2018	99,280	Sale	78.0865	19
Baker/Tisch Investments, L.P.	11/13/2018	908	Sale	80.0693	20
Baker Bros. Investments II, L.P.	11/13/2018	62	Sale	80.0693	20
Baker Bros. Investments, L.P.	11/13/2018	814	Sale	80.0693	20
14159, L.P.	11/13/2018	1,403	Sale	80.0693	20
667, L.P.	11/13/2018	8,139	Sale	80.0693	20
Baker Brothers Life Sciences, L.P.	11/13/2018	53,013	Sale	80.0693	20
Baker/Tisch Investments, L.P.	11/13/2018	56	Sale	80.0904	21
Baker Bros. Investments II, L.P.	11/13/2018	4	Sale	80.0904	21
Baker Bros. Investments, L.P.	11/13/2018	51	Sale	80.0904	21
14159, L.P.	11/13/2018	87	Sale	80.0904	21
667, L.P.	11/13/2018	506	Sale	80.0904	21
Baker Brothers Life Sciences, L.P.	11/13/2018	3,296	Sale	80.0904	21
Baker/Tisch Investments, L.P.	11/13/2018	657	Sale	79.1315	22
Baker Bros. Investments II, L.P.	11/13/2018	45	Sale	79.1315	22
Baker Bros. Investments, L.P.	11/13/2018	588	Sale	79.1315	22
14159, L.P.	11/13/2018	1,014	Sale	79.1315	22
667, L.P.	11/13/2018	5,885	Sale	79.1315	22
Baker Brothers Life Sciences, L.P.	11/13/2018	38,330	Sale	79.1315	22

(1)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $83.80 to $84.22. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(2)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $88.13 to $88.75. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(3)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $86.76 to $87.50. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(4)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $85.32 to $86.31. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(5)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $85.00 to $85.31. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

Page 12 of 15 Pages

(6)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $88.98 to $89.96. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(7)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $84.09 to $85.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(8)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $83.83 to $83.86. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(9)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $85.51 to $86.43. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(10)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $82.36 to $83.32. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(11)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $83.50 to $84.39. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(12)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $82.01 to $83.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(13)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $81.71 to $82.31. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(14)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $84.42 to $85.40. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(15)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $79.75 to $80.60. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(16)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $80.50 to $80.56. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(17)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $80.61 to $81.60. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(18)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $81.00 to $81.83. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(19)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $77.90 to $78.53. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

Page 13 of 15 Pages

(20)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $79.58 to $80.57. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(21)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $80.00 to $80.12. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(22)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $78.55 to $79.53. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

Certain securities of the Issuer are held directly by 14159, a limited partnership the sole general partner of which is 14159 Capital, L.P., a limited partnership the sole general partner of which is 14159 Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of 14159 Capital (GP), LLC.

Certain securities of the Issuer are held directly by FBB, a general partnership of which the sole members are Julian C. Baker and Felix J. Baker.

Certain securities of the Issuer are held directly by Baker Bros. Investments, a limited partnership the sole general partner of which is Baker Bros. Capital, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Bros. Capital (GP), LLC.

Certain securities of the Issuer are held directly by Baker Bros. Investments II, a limited partnership the sole general partner of which is Baker Bros. Capital, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Bros. Capital (GP), LLC.

Certain securities of the Issuer are held directly by Baker Tisch, a limited partnership the sole general partner of which is Baker/Tisch Capital, L.P., a limited partnership the sole general partner of which is Baker/Tisch Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker/Tisch Capital (GP), LLC.

(e) Not applicable.

Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 13, 2018

BAKER BROS. ADVISORS LP

By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB Associates

By:	/s/ Julian C. Baker
Name: Julian C. Baker
Title: Partner

Page 15 of 15 Pages